May 22, 2025

James S. Grant
Chief Financial Officer
COVENANT LOGISTICS GROUP, INC.
400 Birmingham Hwy.
Chattanooga, Tennessee 37419

       Re: COVENANT LOGISTICS GROUP, INC.
           Form 10-K for the Year Ended December 31, 2024
           Filed February 28, 2025
           File No. 001-42192
Dear James S. Grant:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form10-K for the Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Result of Segment Operations, page 36

1.     We note from your disclosure in Note 17. Segment Information that segment
       operating income is your reported measure of segment profit or loss. Please explain why the operating income for each of your reportable segments reported
and
       discussed within Management's Discussion and Analysis on page 36 is different than the segment operating income reported in Note 17 on page 77. In your response, address whether the CODM uses multiple measures of segment profit or loss and your consideration of the disclosure guidance in ASC 280-10-50-28 through paragraph 50-
       28C.
 May 22, 2025
Page 2
Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies; Revenue Recognition, page
60

2. We note that you revised your disclosure of the revenue recognition policy for the
       Managed Freight reportable segment during fiscal year 2023. Managed
Freight
       revenues are now recognized proportionally as services are provided based on a percentage of completion method using the estimated time elapsed as of the period end as compared to previously recognizing revenue upon completion of the services provided. Please respond to the following:
           Tell us why you changed your revenue recognition policy and support the basis for the change in the timing of revenue recognition for Managed Freight services with reference to FASB ASC 606.
           Explain how you considered the guidance in FASB ASC 250-10 and the related required disclosures when presenting this change in accounting policy.
Item 8. Financial Statements and Supplementary Data
Note 17. Segment Information, page 76

3. In future filings, please revise to present a reconciliation of the total of your reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations, in accordance with ASC 280-10-50-30(b).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation